Exhibit 99.1

Date: February 14, 2014	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange
Securities and Exchange Commission

Subject: TELUS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 12, 2014
Record Date for Voting (if applicable) :	March 12, 2014
Beneficial Ownership Determination Date :	March 12, 2014
Meeting Date :	May 8, 2014
Meeting Location (if available) :	Vancouver, BC
Issuer is sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice & Access (NAA) Requirements:

NAA Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON NON CDN	87971M996	CA87971M9969

COMMON CANADIAN	87971M103	CA87971M1032

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TELUS CORPORATION